Exhibit 21.1
SUBSIDIARIES OF THE REGISTRANT

Subsidiaries (a)	Jurisdiction of Incorporation
ASLA APAC Global Limited	Hong Kong
ASLA IV Global Holdings	Cayman
ASLA V Holdings Limited	Malta
IB International Holdings, Inc.	Delaware
IB US Retail Holdings, Inc.	Delaware
Intimate Apparel Brand Management, LP	Delaware
LBIB HK Limited	Hong Kong
Mast Industries (Far East) Limited	Hong Kong
MII Brand Import, LLC	Delaware
Victoria's Secret Direct Brand Management, LLC	Delaware
Victoria's Secret Stores Brand Management, LLC	Delaware
Victoria's Secret Stores, LLC	Delaware
VS Direct Fulfillment, LLC	Delaware
VS Service Company, LLC	Delaware
VS US Holding, LLC	Delaware

(a)    The names of certain subsidiaries are omitted because such unnamed subsidiaries, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of January 31, 2026.